Filed under Rule 424(b)(2)

Registration No. 333-130482

TEJON RANCH CO.

Common Stock

($.50 par value)

2,191,730 Shares

This prospectus relates to the disposition of 2,191,730 shares of common stock, par value $.50 per share, of Tejon Ranch Co., a Delaware corporation, which may be offered from time to time by the selling stockholders identified herein under the heading “Selling Stockholders.” We will not receive any of the proceeds from the sale of shares by the selling stockholders.

The offering of our common stock pursuant to this prospectus is not being underwritten. The common stock may be sold by the selling stockholders as set forth in the discussion entitled “Plan of Distribution.” All expenses of registration incurred in connection with this offering are being reimbursed to us by the selling stockholders under the December 19, 2005 Registration and Reimbursement Agreement. We will not receive any proceeds from the disposition of common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “TRC.” On January 4, 2006, the last reported sale price per share of our common stock, as quoted on the NYSE, was $42.41.

See “Risk Factors” beginning on page 1 of this prospectus and those risk factors contained in the applicable prospectus supplement, if any, for considerations relevant to an investment in our common stock.

The selling stockholders may from time to time offer and sell our common stock held by them directly or through agents or broker-dealers on terms, including the price per share, to be determined at the time of sale.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 5, 2006.

You should rely only upon the information contained in, or incorporated by reference into, this document. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The common stock to which this prospectus relates is not being offered in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this document is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context otherwise requires, the terms “we,” “us,” “our,” “Tejon” and “the Company” refer to Tejon Ranch Co., a Delaware corporation.

THE COMPANY

We are a diversified, growth-oriented land development and agribusiness company whose strategy is to increase the value of our real estate and resource holdings in order to increase stockholders’ value. Operations consist primarily of land planning and entitlement, land development, commercial and industrial real estate sales and leasing, mineral, grazing and recreational leasing and licensing, income portfolio management, and farming. Our prime asset is approximately 270,000 acres of contiguous, largely undeveloped land that, at its most southerly border, is 60 miles north of Los Angeles and, at its most northerly border, is 15 miles east of Bakersfield.

Over the last several years, we have been implementing a strategy that is leading to our transformation from an agricultural operations-based company to a real estate development company. In order to implement our strategy, we began to pursue joint venture agreements for the development of portions of our land, began conceptual planning and land entitlement projects, and undertook a program of divesting non-strategic assets.

Our principal executive offices are located at P.O. Box 1000, Lebec, California 93243, telephone number (661) 248-3000. We maintain a World Wide Web site at http://www.tejonranch.com.

THE OFFERING

Tejon Ranch Co. securities being offered	Tejon Ranch Co. common stock, par value $0.50

Number of shares of Tejon Ranch Co. common stock offered by selling stockholders	2,191,730 shares

Number of shares of Tejon Ranch Co. common stock outstanding as of January 4, 2005	16,507,512 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

New York Stock Exchange Symbol	TRC

RISK FACTORS

Certain information set forth or incorporated by reference in this prospectus includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those identified under this caption. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date hereof. The actual results of the Company may vary materially from those anticipated in the forward-looking statement. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments. In addition to the other information included elsewhere in this prospectus, the following factors should be considered carefully in evaluating an investment in the securities offered by this prospectus.

We are involved in a cyclical industry and are affected by changes in general and local economic conditions.

The real estate development industry is cyclical and is significantly affected by changes in general and local economic conditions, including:

•	Employment levels;

•	Availability of financing;

•	Interest rates;

•	Consumer confidence; and

•	Demand for the developed product, whether residential, commercial or industrial.

The process of development of a project begins, and financial and other resources are committed, long before a real estate project comes to market, which could occur at a time when the real estate market is depressed. It is also possible in a rural area like ours that no market for a project will develop as projected.

Higher interest rates can have a significant impact on the real estate industry.

Higher interest rates generally impact the real estate industry by making it harder for buyers to qualify for financing, which can lead to a decrease in the demand for residential, commercial or industrial sites. Any decrease in demand will negatively impact our proposed developments. Any downturn in the economy or consumer confidence can also be expected to result in reduced housing demand and slower industrial development, which would negatively impact the demand for land we are developing.

We are subject to various land use regulations and require governmental approvals for our developments that could be denied.

In planning and developing our land, we are subject to various local, state, and federal statutes, ordinances, rules and regulations concerning zoning, infrastructure design, subdivision of land, and construction. All of our new developments require amending existing general plan and zoning designations, so it is possible that our entitlement applications could be denied. In addition, the zoning that ultimately is approved could include density provisions that would limit the number of homes and other structures that could be built within the boundaries of a particular area, which would adversely impact the financial returns from a given project. The Los Angeles County Planning Department recently released a set of draft amendments to the Los Angeles County General Plan which would extend a planning overlay designation called “Sensitive Ecological Areas” to cover most of the footprint of the Centennial project. It is not clear at this early stage what chance this draft has of being adopted by the county Board of Supervisors or what its impact on Centennial would be, but if adopted it would likely involve additional processing time, studies, and findings by county officials, could have an adverse impact similar to the density provisions described above and, as a worst case, could provide a pretext for denying the Centennial application. In addition, many states, cities and counties (including neighboring Ventura County) have in the past approved various “slow growth” or “urban limit line” measures.

Third-party litigation could increase the time and cost of our development efforts.

The land use approval processes we must follow to ultimately develop our projects have become increasingly complex. Moreover, the statutes, regulations and ordinances governing the approval processes provide third parties the opportunity to challenge the proposed plans and approvals. As a result, the prospect of third-party challenges to planned real estate developments provides additional uncertainties in real estate development planning and entitlements. Third-party challenges in the form of litigation would, by their nature, adversely affect the length of time and the cost required to obtain the necessary approvals. In addition, adverse decisions arising from any litigation would increase the costs and length of time to obtain ultimate approval of a project and could adversely affect the design, scope, plans and profitability of a project.

We are subject to environmental regulations and opposition from environmental groups that could cause delays and increase the costs of our development efforts or preclude such development entirely.

Environmental laws that apply to a given site can vary greatly according to the site’s location and condition, present and former uses of the site, and the presence or absence of sensitive elements like wetlands and endangered species. Environmental laws and conditions may result in delays, cause us to incur additional costs for compliance, mitigation and processing land use applications, or preclude development in specific areas. In addition, in California third parties have the ability to file litigation challenging the approval of a project, which they usually do by alleging inadequate disclosure and mitigation of the environmental impacts of the project. While we have worked with representatives of various environmental interests and wildlife agencies to minimize and mitigate the impacts of our planned projects, certain groups opposed to development have made clear they intend to oppose our projects vigorously, so litigation challenging their approval is expected. The issues most commonly cited in opponents’ public comments include the poor air quality of the San Joaquin Valley air basin, potential impacts of projects on the California condor and other endangered species, presumed removal of oak trees, the potential for our lands to function as wildlife movement corridors, potential impacts of our projects on traffic and air quality in Los Angeles County, and criticism of proposed developments in rural areas as being “sprawl.”

Until governmental entitlements are received, we will have a limited inventory of real estate.

Each of our four current and planned real estate projects, the Tejon Industrial Complex – West and East, Centennial and the Tejon Mountain Village, involve obtaining governmental entitlements. A delay in obtaining governmental entitlements could lead to additional costs related to these developments and potentially lost opportunities for the sale of lots to developers and land users.

We are in competition with several other developments for customers and residents.

Within our real estate activities, we are in direct competition for customers with other industrial sites in Northern, Central, and Southern California. We are also in competition with other highway interchange locations along Interstate 5 and State Route 99 for commercial leasing opportunities. Centennial ultimately would compete with other residential housing and job center options in the region, such as developments in the Santa Clarita Valley, Lancaster, Palmdale, and Bakersfield. Tejon Mountain Village will compete generally for discretionary dollars that consumers will allocate to recreation and second homes, so its competition will range over a greater area and range of projects.

Negotiations regarding the development of the planned Tejon Mountain Village community may not be successful.

Our subsidiary, Tejon Ranchcorp, has entered into a non-binding Letter of Intent with DMB Associates Inc. that sets forth the principal terms of a proposed joint venture operating agreement to be entered into between the parties relating to the entitlement and development of Tejon Mountain Village. However, a binding commitment with respect to the transaction contemplated by the Letter of Intent would result only from completion of the due diligence period and the negotiation and execution of a joint venture operating agreement, which negotiation has only recently commenced and may not be successful.

Our developable land is concentrated entirely in California.

All of our developable land is in California. Any adverse change in the economic climate of California, or our region of that state, and any adverse change in the political or regulatory climate of California, could adversely affect our real estate development activities. Ultimately, our ability to sell or lease lots may decline as a result of weak economic conditions, or restrictive regulations.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

We currently depend heavily on the services of Robert A. Stine, our President and Chief Executive Officer, and a number of other key management personnel. The loss of Mr. Stine’s services or that of other key personnel could materially and adversely affect our results of operations, financial condition, or our ability to pursue land development. Our success will also depend in part on our ability to attract and retain additional qualified management personnel. Competition for such personnel is strong in the real estate and land development industry and we may not be successful in attracting or retaining the personnel we require.

Only a limited market exists for our common stock, which could lead to price volatility.

The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market for our common stock.

Concentrated ownership of our common stock creates a risk of sudden change in our share price.

As of January 4, 2006, directors and members of our executive management team beneficially owned or controlled approximately 48% of our common stock. Investors who purchase our common stock may be subject to certain risks due to the concentrated ownership of our common stock. The sale by any of our large stockholders of a significant portion of that stockholder’s holdings, as in this transaction, could have a material adverse effect on the market price of our common stock. In addition, the registration of any significant amount of additional shares of our common stock will have the immediate effect of increasing the public float of our common stock and any such increase may cause the market price of our common stock to decline or fluctuate significantly.

Inflation can have a significant adverse effect on our operations.

Inflation can have a major impact on our farming operations. The farming operations are most affected by escalating costs and unpredictable revenues (due to an oversupply of certain crops) and very high irrigation water costs. High fixed water costs related to our farm lands will continue to adversely affect earnings. Prices received for many of our products are dependent upon prevailing market conditions and commodity prices. Therefore, it is difficult for us to accurately predict revenue, just as we cannot pass on cost increases caused by general inflation, except to the extent reflected in market conditions and commodity prices.

Within our real estate operations, our lease portfolio is protected to some extent from inflation, since percentage rent clauses and Consumer Price Index increases in our leases tend to adjust rental receipts for inflation.

We may encounter other risks that could impact our ability to develop our land.

We may also encounter other difficulties in developing our land, including:

•	Natural risks, such as geological and soil problems, earthquakes, heavy rains and flooding and heavy winds;

•	Shortages of qualified tradespeople;

•	Reliance on local contractors, who may be inadequately capitalized;

•	Shortages of materials; and

•	Increases in the cost of certain materials.

USE OF PROCEEDS

The proceeds from the sale of the Tejon Ranch Co. common stock offered by this prospectus will be received directly by the selling stockholders. We will not receive any proceeds from the sale of the common stock offered by the selling stockholders pursuant to this prospectus.

SELLING STOCKHOLDERS

The common stock offered pursuant to this prospectus was issued to the selling stockholders directly by the Company. We entered into a Registration and Reimbursement Agreement with the selling stockholders whereby the selling stockholders agreed to reimburse us for actual out-of-pocket attorneys’ and accountants’ fees and expenses and SEC filing and blue-sky filing fees incurred by us in connection with the proposed sale by the selling stockholders, including but not limited to the preparation and filing of the Registration Statement. The selling stockholders may sell none, some, or all of the common stock offered by them as listed below.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders. The second column lists the number of shares and percentage of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock as of December 19, 2005.

The third column assumes the sale of all of the shares of our common stock offered by the selling stockholders pursuant to this prospectus.

	Number of Shares Owned Prior to Offering			Shares Beneficially Owned After Offering
Name of Record Holder	Number(1)		Percentage(2)	Number	Percentage
Ardell Investment Company	1,000,000	(3)	6.06	0	0%
M.H. Sherman Company	1,140,630	(3)	6.91	0	0%
Donald Haskell	51,100		below 1%	0	0%

Total	2,191,730		13.28%	0	0%

(1)	In each case, the named stockholder has the sole voting and investment power as to the indicated shares, except as set forth in the footnotes below. For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares that such person owns or has the right to acquire within 60 days.

(2)	For purposes of computing the “Percent of Class” column, any shares which such person does not currently own but has the right to acquire within 60 days are deemed to be outstanding for the purpose of computing the percentage ownership of any person. Restricted stock is deemed outstanding, irrespective of vesting.

(3)

Does not include 6,072 shares (0.037% of the number of shares outstanding) owned of record and beneficially by the Sherman Foundation, a non-profit public charity, three of the trustees of which are directors of Ardell Investment Company and M.H. Sherman Company, those being Messrs. Donald Haskell, Craig Cadwalader and Dan T. Daniels, the latter two of whom are directors of the Company. Mr. Haskell is Executive Vice President of the Sherman Foundation, is Chairman and a director of Ardell Investment Company, is Chairman of the Board

and a director of M.H. Sherman Company, and has the power to vote a majority of the shares of Ardell Investment Company and M.H. Sherman Company.

PLAN OF DISTRIBUTION

The selling stockholders may sell the securities from time to time as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to one or more purchasers; or

•	through a combination of any of these methods of sale.

This prospectus may be used in connection with any offering of our securities through any of these methods.

The securities the selling stockholders distribute by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

In addition, any securities offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the selling stockholders, be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may also sell the securities offered hereby to third parties in privately negotiated transactions.

The selling stockholders may solicit offers to purchase securities directly from the public from time to time. The selling stockholders may also designate agents from time to time to solicit offers to purchase securities from the public on their behalf. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act.

From time to time, the selling stockholders may sell securities to one or more dealers acting as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell those securities to the public.

The selling stockholders may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If the selling stockholders sell securities to underwriters, we and the selling stockholders may execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from the selling stockholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents.

To comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers.

We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act of 1933, as amended, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act of 1933, as amended.

LEGAL MATTERS

The legality of the shares of our common stock being offered hereby will be passed upon for us by our counsel, Gibson, Dunn & Crutcher LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Tejon Ranch Co. appearing in Tejon Ranch Co.’s Annual Report (Form 10-K) for the year ended December 31, 2004, and Tejon Ranch Co. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our filings are also available at our website at http://www.tejonranch.com.

Our common stock is listed on the NYSE, and the reports, proxy and information statements and other information filed by us with the NYSE can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the Commission (File No. 1-07183) are by this reference incorporated in and made a part of this prospectus: (i) the Annual Report on Form 10-K for the fiscal year ended December 31, 2004; (ii) the Schedule 14A Proxy Statement for the annual meeting for the fiscal year ended December 31, 2004, (iii) the Quarterly Report on Form 10-Q for the quarter ended September 30, 2005; (iv) the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, (v) the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005; (vi) the Periodic Reports on Form 8-K filed on April 5, 2005, May 5, 2005, May 25, 2005, July 6, 2005, August 8, 2005, and November 7, 2005, (vii) the description of our common stock contained in the registration statement on Form 8-A12B filed May 27, 1999 together with all amendments and reports filed for the purpose of updating such description; and (viii) all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this prospectus) will be provided without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon a written or oral request to Tejon Ranch Co., Attention: General Counsel, P.O. Box 1000, Lebec, California 93243, telephone number (661) 248-3000.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Restated Certificate of Incorporation and certain indemnification agreements entered into between us and our directors and executive officers provide that we will indemnify our directors and executive officers, to the fullest extent permitted under Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons, pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

2,191,730 Shares

TEJON RANCH CO.

Common Stock

PROSPECTUS

January 5, 2006